SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Netflix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

64110L106
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
  1,108,213   (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
  1,108,213   (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  1,108,213   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.00%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
  1,108,213   (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
  1,108,213    (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  1,108,213   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.00%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
  1,108,213    (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
  1,108,213   (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  1,108,213    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.00%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
 1,743,488    (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
 1,743,488    (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,743,488    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.14%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
  698,354    (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
  698,354    (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  698,354   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.26%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
 307,787   (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
 307,787   (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 307,787  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.55%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   2,749,629    (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   2,749,629    (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,749,629    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
   1,683,224   (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
   1,683,224   (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,683,224   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.03%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   1,683,224   (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   1,683,224   (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,683,224   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.03%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,432,853     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.98%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,432,853     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.98%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,432,853     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.98%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,432,853     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.98%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  64110L106

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   4,432,853     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,432,853     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.98%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  64110L106

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   5,541,066   (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
   5,541,066   (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,541,066   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Netflix, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Winchester Circle, Los Gatos, California 95032.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 93.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River.  Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate,  5,541,066 Shares (including Shares underlying call options). The aggregate purchase price of the Shares and call options purchased by the Reporting Persons collectively was approximately $168.9 million (including commissions and premiums). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares and call options are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares and call options was obtained through margin borrowing.

Item 4.                      Purpose of Transaction

The Reporting Persons acquired the Shares with the belief that the Shares were undervalued due to the Issuer’s dominant market position and international growth prospects.  The Reporting Persons believe Netflix may hold significant strategic value for a variety of significantly larger companies that are engaging in more direct competition with one another due to the evolution of the internet, mobile, and traditional industry.  The Reporting Persons are considering ways for the Issuer to maximize shareholder value but have reached no conclusion. The Reporting Persons may in the future seek to have discussions with the Issuer.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.                      Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,   5,541,066  Shares (including Shares underlying call options), representing approximately 9.98% of the Issuer's outstanding Shares (based upon the 55,545,531 Shares stated to be outstanding as of September 30, 2012 by the Issuer in the Issuer’s Form 10-Q/A for the quarterly period ended September 30, 2012).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to   1,108,213   Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to  1,743,488   Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to   698,354   Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to  307,787  Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to   1,683,224   Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

The Shares acquired by the Reporting Persons include Shares underlying call options. The agreements governing these call options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  See Item 6.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on October 30, 2012.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	09/04/2012	100,000.00	54.75
High River LP	09/04/2012	100,000.00 (1)	19.51 (2)
High River LP	09/05/2012	150,000.00 (1)	18.94 (2)
High River LP	09/06/2012	48,000.00 (1)	19.29 (2)
High River LP	10/24/2012	470,213.00 (1)	23.13 (2)
High River LP	10/25/2012	90,000.00 (1)	24.78 (2)

Icahn Partners LP	09/04/2012	148,115.00	54.75
Icahn Partners LP	09/04/2012	147,939.00 (1)	19.51 (2)
Icahn Partners LP	09/05/2012	221,851.00 (1)	18.94 (2)
Icahn Partners LP	09/06/2012	71,005.00 (1)	19.29 (2)
Icahn Partners LP	10/24/2012	735,887.00 (1)	23.13 (2)
Icahn Partners LP	10/25/2012	136,698.00 (1)	24.78 (2)

Icahn Partners Master Fund LP	09/04/2012	161,655.00	54.75
Icahn Partners Master Fund LP	09/04/2012	161,487.00 (1)	19.51 (2)
Icahn Partners Master Fund LP	09/05/2012	242,402.00 (1)	18.94 (2)
Icahn Partners Master Fund LP	09/06/2012	77,530.00 (1)	19.29 (2)
Icahn Partners Master Fund LP	10/24/2012	716,757.00 (1)	23.13 (2)
Icahn Partners Master Fund LP	10/25/2012	141,593.00 (1)	24.78 (2)

Icahn Partners Master Fund II L.P.	09/04/2012	62,575.00	54.75
Icahn Partners Master Fund II L.P.	09/04/2012	62,842.00 (1)	19.51 (2)
Icahn Partners Master Fund II L.P.	09/05/2012	94,200.00 (1)	18.94 (2)
Icahn Partners Master Fund II L.P.	09/06/2012	30,158.00 (1)	19.29 (2)
Icahn Partners Master Fund II L.P.	10/24/2012	297,335.00 (1)	23.13 (2)
Icahn Partners Master Fund II L.P.	10/25/2012	56,713.00 (1)	24.78 (2)

Icahn Partners Master Fund III L.P.	09/04/2012	27,655.00	54.75
Icahn Partners Master Fund III L.P.	09/04/2012	27,732.00 (1)	19.51 (2)
Icahn Partners Master Fund III L.P.	09/05/2012	41,547.00 (1)	18.94 (2)
Icahn Partners Master Fund III L.P.	09/06/2012	13,307.00 (1)	19.29 (2)
Icahn Partners Master Fund III L.P.	10/24/2012	130,874.00 (1)	23.13 (2)
Icahn Partners Master Fund III L.P.	10/25/2012	24,996.00 (1)	24.78 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market.  These call options expire on September 4, 2014.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $36.05.  This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.                      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 4,291,066 Shares, which expire on September 4, 2014.  The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement).  These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 4,291,066 Shares, which expire on the earlier of September 4, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.  The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Netflix, Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Netflix, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 31st day of October, 2012.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

{88884/1100/10/31/2012/00536970v1 }{88884/1100/10/31/2012/00536970v1 }{88884/1100/10/31/2012/00536970v1 }

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to
Schedule 13D – Netflix, Inc.]

{88884/1100/10/31/2012/00536970v1 }{88884/1100/10/31/2012/00536970v1 }{88884/1100/10/31/2012/00536970v1 }

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                           Position
Icahn Offshore LP                                           General Partner
Carl C. Icahn                                           Chief Executive Officer
Vincent J. Intrieri                                           Senior Managing Director
Irene March                                           Chief Financial Officer
Edward E. Mattner                                           Authorized Signatory
Gail Golden                                           Authorized Signatory
Keith Cozza                                           Chief Compliance Officer

ICAHN PARTNERS LP
Name                                           Position
Icahn Onshore LP                                           General Partner
Carl C. Icahn                                           Chief Executive Officer
Vincent J. Intrieri                                           Senior Managing Director
Irene March                                           Chief Financial Officer
Edward E. Mattner                                           Authorized Signatory
Gail Golden                                           Authorized Signatory
Keith Cozza                                           Chief Compliance Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                           Position
Icahn Capital LP                                           General Partner
Carl C. Icahn                                           Chief Executive Officer
Vincent J. Intrieri                                           Senior Managing Director
Irene March                                           Chief Financial Officer
Edward E. Mattner                                           Authorized Signatory
Gail Golden                                           Authorized Signatory
Keith Cozza                                           Chief Compliance Officer

ICAHN CAPITAL LP
Name                                           Position
IPH GP LLC                                           General Partner
Carl C. Icahn                                           Chief Executive Officer
Vincent J. Intrieri                                           Senior Managing Director
Daniel A. Ninivaggi                                                      President
SungHwan Cho                                           Chief Financial Officer
Peter Reck                                           Chief Accounting Officer
Keith Cozza                                           Chief Compliance Officer
Edward E. Mattner                                           Authorized Signatory
Gail Golden                                           Authorized Signatory

IPH GP LLC
Name                                           Position
Icahn Enterprises                                           Sole Member
Holdings L.P.
Carl C. Icahn                                           Chief Executive Officer
Vincent J. Intrieri                                           Senior Managing Director
Daniel A. Ninivaggi                                                      President
SungHwan Cho                                                      Chief Financial Officer
Peter Reck                                           Chief Accounting Officer
Edward E. Mattner                                           Authorized Signatory
Gail Golden                                           Authorized Signatory
Keith Cozza                                           Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                           Position
Icahn Enterprises                                           General Partner
G.P. Inc.

ICAHN ENTERPRISES G.P. INC.
Name                                           Position

Carl C. Icahn	Chairman

Daniel A. Ninivaggi	Director; President

William A. Leidesdorf	Director

Jack G. Wasserman	Director

James L. Nelson	Director

Keith Cozza	Director

SungHwan Cho	Director; Chief Financial Officer
Peter Reck                                           Principal Accounting Officer; Secretary
Craig Pettit                                           Vice President of Tax Administration

BECKTON CORP.
Name                                           Position
Carl C. Icahn                                           Chairman of the Board; President
Jordan Bleznick                                           Vice President/Taxes
Edward E. Mattner                                           Authorized Signatory
Keith Cozza                                           Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name                                           Position
Hopper Investments LLC                                           General Partner

HOPPER INVESTMENTS LLC
Name                                           Position
Barberry Corp                                                      Member
Edward E. Mattner                                           Authorized Signatory

BARBERRY CORP.
Name                                           Position
Carl C. Icahn                                           Chairman of the Board; President
Gail Golden                                           Vice President; Authorized Signatory
Jordan Bleznick                                           Vice President/Taxes
Vincent J. Intrieri                                           Vice President; Authorized Signatory
Irene March                                           Authorized Signatory
Edward E. Mattner                                           Authorized Signatory
Keith Cozza                                           Secretary; Treasurer

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